Exhibit (a)(1)(L)
ENEL ANNOUNCES THE FINAL RESULTS OF THE VOLUNTARY PARTIAL PUBLIC TENDER OFFER FOR ENEL AMÉRICAS’ SHARES AND AMERICAN DEPOSITARY SHARES
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Based on the final tabulation, a total of 20,194,895,308 Shares (including 1,872,063,500 Shares represented by 37,441,270 American Depositary Shares) of Enel Américas were validly tendered and not properly withdrawn pursuant to the voluntary partial public tender offer

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Upon completion of the voluntary partial public tender offer, Enel’s stake in Enel Américas grows to 82.3% of the share capital

Rome/Santiago de Chile, April 16th, 2021 — Enel S.p.A. (“Enel”) announces the final results of the voluntary partial public tender offer (the “Offer”) for the acquisition of shares of common stock (“Shares”) and American Depositary Shares (“ADSs”) of the listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”) in an amount of up to 7,608,631,104 Shares (including Shares represented by ADSs) representing 10% of the company’s share capital prior to the recently completed merger by incorporation of EGP Américas S.p.A. into Enel Américas (the “Merger”), effective as of April 1st, 2021. The Offer consisted in a US voluntary public tender offer (the “US Offer”) and in a voluntary public tender offer in Chile (the “Chilean Offer”) and expired on April 13th, 2021.
Based on the final tabulations, a total of 20,194,895,308 Shares (including 1,872,063,500 Shares represented by 37,441,270 ADSs) were validly tendered and not properly withdrawn pursuant to the Offer, resulting in a proration factor of approximately 37.7%. Therefore, as a result of the application of the above-mentioned proration factor, Enel has accepted for purchase 6,903,312,254 Shares pursuant to the Chilean Offer at a price of 140 Chilean pesos per Share in cash, payable in Chilean pesos, and 14,104,937 ADSs representing 705,246,850 Shares pursuant to the US Offer at a price of 7,000 Chilean pesos per ADS in cash, with the cash consideration payable in US dollars, without interest and less applicable withholding taxes and distribution fees.

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The total outlay of 1,065.2 billion Chilean pesos (equal to around 1.3 billion euros)1 is funded through internally generated cash flows and existing debt capacity. Payment for the Shares and ADSs accepted for purchase by Enel will be made in accordance with the terms of the Offer on April 20th, 2021. All Shares and ADSs tendered in the Offer but not accepted for purchase following the application of the proration factor will be returned to the tendering stockholders and ADS holders. Following the purchase of the Shares and ADSs pursuant to the Offer and the completion of the Merger, Enel owns approximately 82.3% of the Enel Américas’ currently outstanding share capital.
With today’s publication of the notice regarding the outcome of the Chilean Offer (aviso de resultado), the acceptance of the said offer in Chile by participating minority shareholders of Enel Américas takes effect, without prejudice to the fact that payment of the purchase price for the tendered Shares will take place on April 20th, 2021.
The Offer was made in the context of the corporate reorganization process aimed at integrating the non-conventional renewable energy business of the Enel Group in Central and South America (excluding Chile) into Enel Américas.
Additional information on the Offer together with the relevant documentation are available to the public on the Enel Américas website (www.enelamericas.com).

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Calculated at the exchange rate of April 15th, 2021 of 847.87 Chilean pesos for 1 euro.

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